SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                    FORM 11-K

                             ----------------------

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the fiscal year ended December 31, 2002

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _________

Commission file number 001-14624



         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                ABN AMRO WCS HOLDING COMPANY 401(K) SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              ABN AMRO HOLDING N.V.
                     GUSTAV MAHLERLAAN 10, 1082 PP AMSTERDAM
                                 THE NETHERLANDS

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the ABN AMRO WCS Holding Company 401(K) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                          ABN AMRO WCS HOLDING COMPANY
                                          401(K) SAVINGS PLAN


DATE:  June 30, 2003                      By:  /s/ Richard Mancinelli
                                               ---------------------------------
                                               Name:  Richard Mancinelli
                                               Title:  Director, Human Resources

                                  EXHIBIT INDEX

EXHIBIT NO.                        DESCRIPTION                     PAGE NUMBER


   23.1                     Consent of Ernst & Young                   12

   23.2                     Consent of P&G Associates                  13

Financial Statements and Supplemental Schedule

ABN AMRO WCS Holding Company 401(k) Savings Plan
(formerly ABN AMRO Securities LLC 401(k) Savings Plan)

DECEMBER 31, 2002 AND 2001 AND YEAR ENDED DECEMBER 31, 2002
WITH REPORT OF INDEPENDENT AUDITORS

Employer Identification #13-4190831
Plan #001

ABN AMRO WCS HOLDING COMPANY 401(K) SAVINGS PLAN                  EIN 13-4190831
(FORMERLY ABN AMRO SECURITIES LLC 401(K) SAVINGS PLAN)                 Plan #001



Financial Statements and Supplemental Schedule

December 31, 2002 and 2001 and Year ended December 31, 2002




                                    CONTENTS

Report of Independent Auditors................................................1

Financial Statements:

Statements of Assets Available for Benefits...................................3
Statements of Changes in Assets Available for Benefits........................4
Notes to Financial Statements.................................................5


Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)...............10

Consent of Independent Auditors..............................................11

                         Report of Independent Auditors


Members of the Committee Administering
the ABN AMRO WCS Holding Company 401(k) Savings Plan

We have audited the accompanying statement of assets available for benefits of ABN AMRO WCS Holding Company 401(k) Savings Plan (formerly ABN AMRO Securities LLC 401(k) Savings Plan) as of December 31, 2002, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2002, and the changes in its assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                              /s/ ERNST & YOUNG LLP
                                              ---------------------------
                                                  ERNST & YOUNG LLP
Chicago, Illinois
June 23, 2003

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Plan Administrator of
ABN AMRO Securities LLC
401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of ABN AMRO Securities LLC 401(k) Savings Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the period then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the ABN AMRO Securities LLC 401(k) Savings Plan as of December 31, 2001, and the changes in its net assets available for benefits for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment at end of year, and (2) reportable transactions together referred to as "supplemental information", are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole


/s/ P&G ASSOCIATES
------------------
    P&G ASSOCIATES


October 4, 2002


ABN AMRO WCS HOLDING COMPANY 401(K) SAVINGS PLAN                                            EIN 13-4190831
(FORMERLY ABN AMRO SECURITIES LLC 401(K) SAVINGS PLAN)                                           Plan #001


Statements of Assets Available for Benefits


                                                                                DECEMBER 31,
                                                                   ----------------------------------------
                                                                           2002               2001
                                                                   ----------------------------------------
ASSETS
Investments, at Fair Value:
   Money Market Fund                                                    $  30,720,738       $  27,890,029
   Shares of Registered Investment Companies                               48,297,004          53,444,779
   Participant Loans                                                        4,243,159           4,016,837
   Common/Collective Trusts                                                28,340,162          31,382,532
   ABN AMRO Stock Fund                                                        920,990                   -
                                                                   ----------------------------------------
Total Investments                                                         112,522,053         116,734,177

Contributions Receivable:
   Employers                                                                  384,950                   -
                                                                   ----------------------------------------
Total Contributions Receivable                                                384,950                   -
                                                                   ----------------------------------------

Assets available for benefits                                            $112,907,003        $116,734,177
                                                                   ========================================

SEE NOTES TO FINANCIAL STATEMENTS.



ABN AMRO WCS HOLDING COMPANY 401(K) SAVINGS PLAN                                            EIN 13-4190831
(FORMERLY ABN AMRO SECURITIES LLC 401(K) SAVINGS PLAN)                                           Plan #001


Statement of Changes in Assets Available for Benefits


Year ended December 31, 2002


ADDITIONS
Contributions:
   Employer                                                                               $    6,987,643
   Participants                                                                               16,952,697
   Participant Rollovers                                                                       1,743,577
Transfer from Other Plans (Net)                                                                5,187,143
 Investment Income:
   Interest and dividends                                                                      1,437,925
                                                                                     ----------------------
Total Additions                                                                               32,308,985

DEDUCTIONS
Benefits Paid to Participants                                                                 15,269,180
Administration and Management Fees                                                                30,075
                                                                                     ----------------------
Total Deductions                                                                              15,299,255

Net Realized and Unrealized Depreciation
   in Fair Value of Investments                                                              (20,836,904)
                                                                                     ----------------------


 Net Decrease                                                                                 (3,827,174)
Assets Available for Benefits at Beginning of Year                                           116,734,177
                                                                                     ----------------------
Assets Available for Benefits at End of Year                                                $112,907,003
                                                                                     ======================

SEE NOTES TO FINANCIAL STATEMENTS.


ABN AMRO WCS HOLDING COMPANY 401(K) SAVINGS PLAN                 EIN 13-4190831
(FORMERLY ABN AMRO SECURITIES LLC 401(K) SAVINGS PLAN)                Plan #001


NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF PLAN

The following description of the ABN AMRO WCS Holding Company (Company) 401(k) Savings Plan, formerly the ABN AMRO Securities LLC 401(k) Savings Plan, (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


The Plan is a defined contribution plan that was established April 15, 2001, as a result of the sale by ING Financial Services Corporation of its U.S. domestic investment banking business to the Company. The Plan, formerly known as the ABN AMRO Securities LLC 401(k) Savings Plan, was restated, amended, and renamed effective January 1, 2002. As of January 1, 2002, the eligible employees of the Plan include all employees of ABN AMRO WCS Holding Company, affiliates and subsidiaries, and employees of Wholesale Client Services Strategic Business Units of the offices of ABN AMRO Bank N.V. located in the United States and the U.S. Virgin Islands (collectively, the Employers), except those that may be covered by a foreign plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).


ELIGIBILITY AND CONTRIBUTIONS: Participation in the Plan is voluntary. Each employee who was a participant in the former ING Financial Services Corporation 401(k) Plan on April 15, 2001, and who became an employee of the Company on April 16, 2001, was eligible for the Plan. Each other employee is eligible after completion of six months of continuous service.

Effective July 1, 2002, eligible employees may elect to contribute from 1% to 100% of their pretax eligible salaries, as defined. Prior to July 1, 2002, eligible employees could contribute from 1% to 15% of their pretax eligible salaries. Company matching contributions are equal to 50% of the employees' contributions for the first 6% that the employee contributes. The Company may also make a discretionary matching contribution to participants who are employed on the last day of the Plan year. Current law limits participant pretax contributions to $11,000 for the Plan year ended December 31, 2002 ($10,500 in 2001). Withdrawals of pretax contributions are subject to certain tax law restrictions. The Plan also provides a "rollover" provision for new employees receiving distributions from a qualified plan of a former employer within 60 days.

VESTING: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested in the Company contribution portion after two years of credited service.

ABN AMRO WCS HOLDING COMPANY 401(K) SAVINGS PLAN                  EIN 13-4190831
(FORMERLY ABN AMRO SECURITIES LLC 401(K) SAVINGS PLAN)                 Plan #001

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.  DESCRIPTION OF PLAN (CONTINUED)

PAYMENT OF BENEFITS: In the event of retirement, termination of employment, death of a participant, or total disability while employed, the participant's account may be distributed to the participant or beneficiary (in the event of the participant's death) through the payment of installments over a fixed period of time or in payment of a lump sum. Also, under certain circumstances, a participant may withdraw a portion or all of certain of the amounts credited to his or her account. Employees who leave or are terminated before their vesting date forfeit their nonvested balances.

BREAK IN SERVICE: A participant who terminates employment with the Company after participating in the Plan and is subsequently re-employed by the Company shall be immediately eligible to become a member of the Plan.

INVESTMENT ELECTIONS: A participant may elect to direct the employee contributions and Company contributions to any investment fund offered by the Plan in multiples of 1%. Changes in the proportion of contributions and transfers between funds are also permissible, subject to certain restrictions as defined in the Plan.

PARTICIPANT WITHDRAWALS: Prior to termination of service, a portion of a participant's contributions may be withdrawn under financial hardship upon written notice in such form as prescribed by the Benefits Plan Committee. Upon withdrawing from the Plan, participants generally receive a full disbursement of their vested account balances. Any participant who has not attained the age of 59 1/2 may be subject to a 10% penalty and applicable income taxes. Upon termination of employment, a participant shall receive a distribution of the value of his account. The value of any distribution will be determined as of the valuation date coinciding with or immediately following the participant's termination of employment.

PARTICIPANT ACCOUNTS: Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

PARTICIPANT LOANS: Participants may request a loan from the Plan up to 50% of their vested account balance, to a maximum of $50,000. The minimum loan amount is $1,000. A participant may have two loans outstanding at a time. A maximum of 60 months is allowed for all loan repayments. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

ABN AMRO WCS HOLDING COMPANY 401(K) SAVINGS PLAN                  EIN 13-4190831
(FORMERLY ABN AMRO SECURITIES LLC 401(K) SAVINGS PLAN)                 Plan #001

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


1.  DESCRIPTION OF PLAN (CONTINUED)

PLAN TERMINATION: Although it has not expressed any intent to do so, the Plan may be terminated, partially terminated, or contributions under the Plan may be partially or completely terminated at any time by the Board of Directors of the Company, subject to the provisions of ERISA. In the event of such termination of the Plan, the assets remaining shall be distributed to participants, former participants and beneficiaries in proportion to their respective account balance at the date of termination.

TRANSFERS FROM OTHER PLANS (NET): The Plan was amended, effective January 1, 2002, to cover all ABN AMRO WCS Holding Company employees. As a result of this amendment, $78.1 million in assets were transferred to the Plan from the ABN AMRO Group Profit Sharing and Savings Plan as of December 31, 2001.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS: The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the asset value of shares held by the Plan at year-end. The common collective trusts are valued at quoted redemption value. The participant loans are valued at their outstanding balances, which approximate fair value. The fair value of the ABN AMRO Stock Fund is based on the quoted market price. The fair value of the money market fund approximates the outstanding balance.

INVESTMENT INCOME RECOGNITION: Purchases and sales of securities and fund units are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

FORFEITED ACCOUNTS: At December 31, 2002, forfeited nonvested accounts totaled $65,624. These accounts are used to reduce future employer contributions. During 2002, no amounts were applied against employer contributions.

RECLASSIFICATIONS: Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

ABN AMRO WCS HOLDING COMPANY 401(K) SAVINGS PLAN                  EIN 13-4190831
(FORMERLY ABN AMRO SECURITIES LLC 401(K) SAVINGS PLAN)                 Plan #001

NOTES TO FINANCIAL STATEMENTS (CONTINUED)


3.  INVESTMENTS

(Depreciation)/Appreciation   in  the  fair  value  of  the  Plan's  investments
(including investments bought, sold, as well as held during the year) is as follows:


-----------------------------------------------------------------------------------------------------------
                                                                               2002
-----------------------------------------------------------------------------------------------------------
                                                               (DEPRECIATION)/
                                                            APPRECIATION IN FAIR    FAIR VALUE AT END OF
                                                             VALUE DURING YEAR              YEAR
                                                         --------------------------------------------------
Fair Value as Determined by Quoted Market Price:
   Shares of Registered Investment Companies                          $(14,253,935)            $48,297,004
   ABN AMRO Stock Fund                                                     (29,762)                920,990
                                                         --------------------------------------------------
Sub Total                                                              (14,283,697)             49,217,994

Fair Value as Determined by Quoted Redemption Value:
   Common / Collective Trusts                                           (6,553,207)             28,340,162
                                                         --------------------------------------------------
Sub Total                                                               (6,553,207)             28,340,162

Fair Value Approximates Outstanding Balance:
   Money Market Fund                                                              -             30,720,738
   Loans to Participants                                                          -              4,243,159
                                                         --------------------------------------------------
Sub Total                                                                         -             34,963,897

                                                         --------------------------------------------------
Total                                                                 $(20,836,904)           $112,522,053
                                                         ==================================================


The fair value of individual investments that represent 5% or more of the Plan's assets is as follows:

                                                                               DECEMBER 31,
                                                                           2002              2001
                                                                  ---------------------------------------
Harbor Capital Fund                                                    $11,557,275       $15,610,250
MSIF Trust Balanced Fund                                                 5,743,567         6,828,204
Putnam Bond Index Fund                                                   6,109,709                 -
Putnam Growth & Income Fund                                              8,284,956         9,603,160
Putnam Money Market Fund                                                30,720,738        27,890,029
Putnam S&P 500 Index Fund                                               22,230,453        28,866,665

                                                                                                           8

ABN AMRO WCS HOLDING COMPANY 401(K) SAVINGS PLAN                  EIN 13-4190831
(FORMERLY ABN AMRO SECURITIES LLC 401(K) SAVINGS PLAN)                 Plan #001

NOTES TO FINANCIAL STATEMENTS (CONTINUED)



4.  INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated December 12, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                              Supplemental Schedule

ABN AMRO WCS HOLDING COMPANY 401(K) SAVINGS PLAN                 EIN 13-4190831
(FORMERLY ABN AMRO SECURITIES LLC 401(K) SAVINGS PLAN)                Plan #001



SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)



                                          DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------
       IDENTITY OF ISSUE, BORROWER,                             SHARES/                       CURRENT
         LESSOR, OR SIMILAR PARTY                                UNITS                         VALUE
------------------------------------------------------------------------------------------------------------
Putnam Money Market Fund*                                        30,720,738                  $30,720,738

Shares of Registered Investment Companies:
   ABN AMRO Real Estate Fund*                                       201,489                    1,867,803
   ABN AMRO Veredus Aggressive Growth*                               58,041                      625,103
   BGI Ext Mkt K                                                    139,644                    2,621,116
   Harbor Capital                                                   571,859                   11,557,275
   MSIF Emerging                                                    273,478                    2,773,071
   MSIF Trust Balanced                                              624,301                    5,743,567
   PIMCO Total Return High Yield                                    162,716                    1,386,344
   Putnam Growth & Income Fund*                                     585,923                    8,284,956
   Putnam Growth Opportunities Fund*                                343,911                    3,569,801
   Putnam International Growth Fund*                                312,258                    5,124,156
   Royce Micro Cap                                                  318,772                    3,238,727
   Van Kampen Aggressive Growth                                     169,874                    1,505,085

Participant Loans                               VARYING RATES ORIGINATED AT PRIME +            4,243,159
                                                2% AND VARYING MATURITIES

Common / Collective Trusts:
   Putnam Bond Index*                                    468,177                               6,109,709
   Putnam S&P 500 Index Fund*                          1,027,285                              22,230,453

ABN AMRO Stock Fund*                                      63,015                                 920,990
                                                                                        --------------------

Total                                                                                      $ 112,522,053
                                                                                        ====================


* Represents a party in interest

                                                                                                              11

                                                                   Exhibit 23.1


                         Consent of Independent Auditors





We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-81400) pertaining to the ABN AMRO WCS Holding Company 401(k) Savings Plan of our report dated June 23, 2003, with respect to the financial statements and schedule of the ABN AMRO WCS Holding Company 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.


/s/ ERNST & YOUNG LLP
---------------------
    ERNST & YOUNG LLP


Chicago, Illinois
June 23, 2003

                                                                    Exhibit 23.2


                         Consent of Independent Auditors





We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-81400) pertaining to the ABN AMRO Securities LLC 401(k) Savings Plan of our report dated October 4, 2002, with respect to the financial statements and schedule of the ABN AMRO WCS Holding Company 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.





/s/ P&G ASSOCIATES
------------------
    P&G ASSOCIATES

East Brunswick, New Jersey
June 23, 2003

                                                                              13